Exhibit 99.3
ROGERS COMMUNICATIONS REPORTS THIRD QUARTER 2025 RESULTS
Rogers delivers industry-leading combined mobile phone and Internet net additions, best wireless customer loyalty in over two years, strong Wireless and Cable margins, and healthy revenue growth from Media operations

Wireless financials and subscriber growth reflect continued marketplace discipline and leadership
•Wireless service revenue of $2.1 billion; adjusted EBITDA of $1.4 billion, up 1%
•Added 111,000 total mobile phone net additions, consisting of 62,000 postpaid and 49,000 prepaid; year-to-date total mobile subscriber additions of 206,000
•Postpaid churn of 0.99%, down 13 basis points and lowest churn in over two years
•Focus on efficiency and financial discipline continues to drive industry-leading Wireless margin of 67%

Cable growth continues; margin strong
•Revenue of $2 billion, up 1%; adjusted EBITDA of $1.1 billion, up 2%
•Retail Internet net additions of 29,000; 78,000 new Internet subscribers year-to-date
•Focus on efficiency and financial discipline continues to drive industry-leading Cable margin of 58%

Media revenue growth enhanced by strong Toronto Blue Jays regular season and consolidation of MLSE results
•Revenue of $753 million, up 26%; adjusted EBITDA of $75 million
•Rogers confirms pro forma 2025 Media revenue and adjusted EBITDA including MLSE for full year would be approximately $4 billion and $0.25 billion, respectively

Rogers continues to lead on network and product innovation; Rogers Satellite expands to more areas across Canada
•Rogers is the first carrier in Canada to launch satellite-to-mobile text messaging services
•With Rogers Satellite, Rogers now has three times more coverage than any other Canadian carrier
•Game-changing service connects Canadians to first responders in remote areas across the country

Executes on strong balance sheet management while making meaningful progress on sports and media; third pillar of growth
•Lowers debt leverage ratio to 3.9x after completing acquisition of additional 37.5% stake in MLSE in Q3

Company reaffirms 2025 service revenue and adjusted EBITDA outlook, updates capex and free cash flow outlook
•Total service revenue growth of 3% to 5%; adjusted EBITDA growth of 0% to 3%; capital expenditures of $3.7 billion; and free cash flow of $3.2 billion to $3.3 billion

TORONTO (October 23, 2025) - Rogers Communications Inc. (TSX: RCI.A and RCI.B; NYSE: RCI) today announced its unaudited financial and operating results for the third quarter ended September 30, 2025.

"In the third quarter, we delivered industry-leading combined Wireless and Internet subscriber growth, underpinned by our lowest churn in over two years and healthy margins in Wireless and Cable," said Tony Staffieri, President and CEO. "Our media and sports business also drove strong double-digit revenue growth, highlighting our world-class assets and the opportunity to unlock value for shareholders."

Rogers Communications Inc.	1	Third Quarter 2025

Consolidated Financial Highlights

(In millions of Canadian dollars, except per share amounts, unaudited)	Three months ended September 30			Nine months ended September 30
	2025	2024	% Chg	2025	2024	% Chg

Total revenue	5,348	5,129	4	15,540	15,123	3
Total service revenue	4,739	4,567	4	13,854	13,523	2
Adjusted EBITDA [1]	2,515	2,545	(1)	7,131	7,084	1
Net income	5,808	526	n/m	6,236	1,176	n/m
Net income attributable to RCI shareholders	5,754	526	n/m	6,191	1,176	n/m
Adjusted net income [1]	726	762	(5)	1,901	1,925	(1)
Adjusted net income attributable to RCI shareholders [1]	740	762	(3)	1,903	1,925	(1)

Diluted earnings per share attributable to RCI shareholders	$10.62	$0.98	n/m	$11.46	$2.19	n/m
Adjusted diluted earnings per share attributable to RCI shareholders [1]	$1.37	$1.42	(4)	$3.52	$3.59	(2)

Cash provided by operating activities	1,515	1,893	(20)	4,407	4,545	(3)
Free cash flow [1]	829	915	(9)	2,340	2,167	8
n/m - not meaningful

Strategic Highlights
The five objectives set out below guide our work and decision-making as we further improve our operational execution and make well-timed investments to grow our core businesses and deliver increased shareholder value. Below are some highlights for the quarter.

Build the biggest and best networks in the country
•Launched Rogers Satellite, providing Canadians with three times more geographic coverage than any other carrier.
•Turned on 5G service in 4,750 metres of tunnels in the Toronto Transit Commission subway system.
•Launched the Connected Robotics Living Lab with the federal government to advance 5G and AI research.

Deliver easy to use, reliable products and services
•Expanded next-generation WiFi 7 technology across Canada.
•Launched Rogers Xfinity StreamSaver, bringing three popular streaming apps together in one plan.
•Expanded Citytv+ direct-to-consumer on all major streaming platforms.

Be the first choice for Canadians
•More Canadians continue to choose Rogers Wireless and Internet over any other provider.
•Reached 14.1 million Canadians via Toronto Blue Jays Sportsnet broadcasts during the MLB regular season.
•Ranked the number one brand associated with the Toronto International Film Festival for the second consecutive year.

Be a strong national company investing in Canada
•Invested $964 million in capital expenditures, the majority of which was in our network.
•Announced a new slate of Canadian-made original programming for specialty networks HGTV and Food Network.
•Donated $1 million to the Rogers Charity Classic to support children's charities in Alberta.

Be the growth leader in our industry
•Grew total service revenue by 4%.
•Generated strong free cash flow of $829 million and cash flow from operating activities of $1,515 million.

MLSE Transaction
Effective July 1, 2025, after receiving all required regulatory and league approvals, we acquired Bell's 37.5% ownership stake in Maple Leaf Sports & Entertainment Ltd. (MLSE) for a purchase price of $4.7 billion in cash (MLSE Transaction). The purchase price was primarily funded from bank credit facilities together with cash on hand (see "Managing our Liquidity and Financial Resources" in our Q3 2025 MD&A for more information). With the closing of the MLSE Transaction, we are the largest owner of MLSE, with a 75% controlling interest. The holder (MLSE minority holder) of the 25% non-controlling interest in MLSE (MLSE non-controlling interest) has a right to require we purchase its interest beginning in July 2026 at an
1    Adjusted EBITDA is a total of segments measure. Free cash flow is a capital management measure. Adjusted diluted earnings per share is a non-GAAP ratio. Adjusted net income and adjusted net income attributable to RCI shareholders (a component of adjusted diluted earnings per share) are non-GAAP financial measures. See "Non-GAAP and Other Financial Measures" in our Q3 2025 Management's Discussion and Analysis (MD&A), available at www.sedarplus.ca, and this earnings release for more information about each of these measures. These are not standardized financial measures under International Financial Reporting Standards (IFRS) and might not be comparable to similar financial measures disclosed by other companies.

Rogers Communications Inc.	2	Third Quarter 2025

agreement-defined fair value (MLSE put liability); we have a reciprocal right to acquire the MLSE non-controlling interest under the same terms, which we expect to exercise.

We remain committed to unlocking what we view as the significant unrecognized value in our world-class sports assets. Purchasing the MLSE non-controlling interest would be a key step in consolidating value in these assets. MLSE owns the Toronto Maple Leafs (NHL), Toronto Raptors (NBA), Toronto FC (MLS), the Toronto Argonauts (CFL), various minor league teams, and associated real estate holdings, such as Scotiabank Arena. The MLSE Transaction added significantly to our other sports assets, including the Toronto Blue Jays, Rogers Centre, and Sportsnet. As a result of acquiring a majority interest in MLSE, we commenced consolidating 100% of MLSE's financial results in our Media reportable segment effective July 1, 2025.

We are evaluating multiple options for transactions that could unlock additional value for our shareholders from our sports assets. We expect any such transaction would be implemented in connection with acquiring 100% ownership of MLSE. These options could include, among others, selling a minority interest in some or all of our sports and other media assets to one or more third-party investors or consolidating these assets in a separate company we take public. Neither of these transaction options, nor any combination or other potential options, is currently being prioritized. We anticipate our final choice of transaction could occur within the next 18 months (see "About Forward-Looking Information" for more information).

Subsidiary Equity Investment
On April 4, 2025, we announced we had entered into a definitive agreement with funds managed by Blackstone, backed by leading Canadian institutional investors, for a US$4.85 billion ($6.7 billion) equity investment (the "network transaction"). On June 20, 2025, the network transaction closed and we received US$4.85 billion ($6.7 billion) from Blackstone.

Under the terms of the network transaction, Blackstone acquired a non-controlling interest in Backhaul Network Services Inc. (BNSI), a new Canadian subsidiary of Rogers that owns a minor part of our wireless network. We maintain full operational control of our network and we include the financial results of BNSI in our consolidated financial statements (see "Managing our Liquidity and Financial Resources - Non-controlling interest" in our Q3 2025 MD&A for more information). We used the net proceeds from the network transaction to repay debt, including the remaining $700 million outstanding under our term loan facility, $1.8 billion outstanding under our revolving credit facility, and $1.1 billion and US$1.4 billion to pay the purchase price for our senior notes that we accepted for purchase pursuant to offers to purchase that expired on July 18, 2025 (see "Managing our Liquidity and Financial Resources - Cash tender offers" in our Q3 2025 MD&A for more information). We expect to use the remaining proceeds to repay senior notes maturing in 2025.

Blackstone holds a 49.9% equity interest (with a 20% voting interest) in BNSI and we hold a 50.1% equity interest (with an 80% voting interest). Provided our debt leverage ratio is not greater than 3.25x, at any time between the eighth and twelfth anniversaries of closing, we will have the right to purchase Blackstone's interest in BNSI. The Blackstone investment is recognized as equity in our consolidated financial statements.

During the first five years of Blackstone's investment, BNSI will have a distribution policy to make quarterly pro rata cash distributions to Blackstone and RCCI of available cash in an amount that is intended to provide Blackstone with a 7% annual return on its US dollar investment. Including the impact of the subsidiary equity derivatives (see "Financial Risk Management" for more information), the effective cost to Rogers is approximately 6.26% over the first five years.

As a result of closing the network transaction, we made changes to certain non-GAAP measures and other specified financial measures in the second quarter (see "Non-GAAP and Other Financial Measures – Changes to specified financial measures", "Review of Consolidated Performance – Adjusted net income", and "Managing our Liquidity and Financial Resources – Free cash flow" in our Q3 2025 MD&A for more information).

Rogers Communications Inc.	3	Third Quarter 2025

Financial Guidance

As a result of our focus on recognizing capital efficiencies, we are updating our full-year 2025 guidance ranges for capital expenditures and free cash flow from the ranges provided on July 23, 2025 and initially provided on January 30, 2025. We have not changed our guidance ranges for total service revenue or adjusted EBITDA. Our updated 2025 guidance ranges are as follows.

	2024	July 23, 2025			October 23, 2025
(In millions of dollars, except percentages)	Actual	Guidance Ranges [1,2]			Guidance Ranges [1,2]

Total service revenue	18,066	Increase of 3%	to	5%	Increase of 3%	to	5%
Adjusted EBITDA	9,617	Increase of 0%	to	3%	Increase of 0%	to	3%
Capital expenditures [3]	4,041	Approximately 3,800			Approximately 3,700
Free cash flow	3,045	3,000	to	3,200	3,200	to	3,300
1    Guidance ranges presented as percentages reflect percentage increases over full-year 2024 results.
2    Guidance ranges presented include the results of MLSE from and after the closing on July 1, 2025.
3    Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.

The above table outlines guidance ranges for selected full-year 2025 consolidated financial metrics giving effect to the completion of the MLSE Transaction on July 1, 2025 and the network transaction on June 20, 2025. These guidance ranges take into consideration our current outlook and the 2024 results of each of Rogers and MLSE. Adjusted EBITDA guidance is unchanged due to the seasonality of MLSE's business, with the third quarter being the offseason for the Toronto Maple Leafs and the Toronto Raptors. Our estimated pro forma 2025 Media revenue and adjusted EBITDA including MLSE is approximately $4 billion and $0.25 billion, respectively. The purpose of this guidance is to assist investors, shareholders, and others in understanding certain financial metrics relating to expected 2025 financial results for evaluating the performance of our business including the completion of the MLSE Transaction. Our guidance, including the various assumptions underlying it, is forward-looking and should be read in conjunction with "About Forward-Looking Information" in this earnings release (including the material assumptions listed under the heading "Key assumptions underlying our full-year 2025 guidance") and in our 2024 Annual MD&A and the related disclosure and information about various economic, competitive, legal, and regulatory assumptions, factors, and risks that may cause our actual future financial and operating results to differ from what we currently expect.

Quarterly Financial Highlights

Revenue
Total revenue and total service revenue increased by 4% this quarter, primarily as a result of revenue growth in Media.

Wireless service revenue this quarter was in line with the prior year. Wireless equipment revenue increased by 9%, primarily as a result of higher device upgrades by existing customers.

Cable service revenue increased by 1% this quarter, primarily as a result of retail Internet subscriber growth and base management activity.

Media revenue increased by 26% this quarter, as a result of revenue from MLSE following the closing of the MLSE Transaction and the success of the Toronto Blue Jays, which resulted in higher attendance and game day revenues.

Adjusted EBITDA and margins
Consolidated adjusted EBITDA decreased 1% this quarter and our adjusted EBITDA margin decreased by 260 basis points, primarily as a result of the seasonal results for MLSE, as both the Toronto Maple Leafs and the Toronto Raptors are in their offseasons in the third quarter.

Wireless adjusted EBITDA increased by 1%, primarily as a result of higher equipment margins. This gave rise to an adjusted EBITDA margin of 67%, up 60 basis points.

Cable adjusted EBITDA increased by 2% due to flowthrough of service revenue growth and ongoing cost efficiencies. This gave rise to an adjusted EBITDA margin of 58%, up 70 basis points.

Media adjusted EBITDA decreased by $61 million this quarter primarily due to the seasonal impact of MLSE.

Net income and adjusted net income
Adjusted net income decreased by 5% this quarter, primarily as a result of lower adjusted EBITDA. Net income increased by $5,282 million, primarily as a result of a $5 billion non-cash gain to recognize our existing interest in MLSE at fair value, which was required as a result of the MLSE Transaction.

Rogers Communications Inc.	4	Third Quarter 2025

Cash flow and available liquidity
This quarter, we generated cash provided by operating activities of $1,515 million (2024 - $1,893 million), which decreased as a result of higher net investment in net operating assets and liabilities and higher income taxes paid, net, and free cash flow of $829 million (2024 - $915 million), which decreased primarily as a result of higher cash income tax payments.

As at September 30, 2025, we had $6.4 billion of available liquidity2 (December 31, 2024 - $4.8 billion), reflecting $1.5 billion in cash and cash equivalents and $4.9 billion available under our bank and other credit facilities.

As a result of the MLSE Transaction closing this quarter, our debt leverage ratio2 has increased to 3.9 as at September 30, 2025. This has been calculated on an adjusted basis to include trailing 12-month adjusted EBITDA of a combined Rogers and MLSE as if the MLSE Transaction had closed at the beginning of the trailing 12-month period. If calculated on an as reported basis without the foregoing adjustment, our debt leverage ratio2 as at September 30, 2025 was 4.0 (December 31, 2024 - 4.5). See "Financial Condition" in our Q3 2025 MD&A for more information.

We also returned $270 million in dividends to shareholders this quarter and we declared a $0.50 per share dividend on October 22, 2025.

2Available liquidity and debt leverage ratio are capital management measures. Pro forma debt leverage ratio is a non-GAAP ratio. Pro forma trailing 12-month adjusted EBITDA is a non-GAAP financial measure and is a component of pro forma debt leverage ratio. See "Non-GAAP and Other Financial Measures" in our Q3 2025 Management's Discussion and Analysis (MD&A), available at www.sedarplus.ca, and this earnings release for more information about this measure. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Financial Condition" in our Q3 2025 MD&A for a reconciliation of available liquidity.

Rogers Communications Inc.	5	Third Quarter 2025

About this Earnings Release

This earnings release contains important information about our business and our performance for the three and nine months ended September 30, 2025, as well as forward-looking information (see "About Forward-Looking Information") about future periods. This earnings release should be read in conjunction with our Third Quarter 2025 Interim Condensed Consolidated Financial Statements (Third Quarter 2025 Interim Financial Statements) and notes thereto, which have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB); our Third Quarter 2025 MD&A; our 2024 Annual MD&A; our 2024 Annual Audited Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB; and our other recent filings with Canadian and US securities regulatory authorities, including our Annual Information Form, which are available on SEDAR+ at sedarplus.ca or EDGAR at sec.gov, respectively.

For more information about Rogers, including product and service offerings, competitive market and industry trends, our overarching strategy, key performance drivers, and objectives, see "Understanding Our Business", "Corporate Overview", and "Delivering on our Priorities" in our 2024 Annual MD&A.

References in this earnings release to the Shaw Transaction are to our acquisition of Shaw Communications Inc. (Shaw) on April 3, 2023. For additional details regarding the Shaw Transaction, see "Shaw Transaction" in our 2023 Annual MD&A and our 2023 Annual Audited Consolidated Financial Statements.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

All dollar amounts in this earnings release are in Canadian dollars unless otherwise stated and are unaudited. All percentage changes are calculated using the rounded numbers as they appear in the tables. This earnings release is current as at October 22, 2025 and was approved by RCI's Board of Directors (the Board) on that date.

In this earnings release, this quarter, the quarter, or third quarter refer to the three months ended September 30, 2025, first quarter refers to the three months ended March 31, 2025, and year to date refers to the nine months ended September 30, 2025, unless the context indicates otherwise. All results commentary is compared to the equivalent period in 2024 or as at December 31, 2024, as applicable, unless otherwise indicated.

Xfinity marks and logos are trademarks of Comcast Corporation, used under license. ©2025 Comcast. Rogers trademarks in this earnings release are owned or used under licence by Rogers Communications Inc. or an affiliate. This earnings release may also include trademarks of other third parties. The trademarks referred to in this earnings release may be listed without the ™ symbols. ©2025 Rogers Communications

Reportable segments
We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers, businesses, the public sector, and wholesale providers.
Cable	Cable telecommunications operations, including Internet, television and other video (Video), Satellite, telephony (Home Phone), and home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.
Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, and digital media.

Wireless and Cable are operated by our wholly owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain other subsidiaries. Media is operated by our wholly owned subsidiary, Rogers Media Inc., its subsidiaries, and, following the July 2025 acquisition of a majority interest in Maple Leaf Sports & Entertainment Ltd. (MLSE), MLSE. Effective July 2025, Today's Shopping Choice (TSC) was transferred from the Media reportable segment to Corporate Items, consistent with changes to its management structure. Comparative results have been recast to reflect this change, with no impact on consolidated results.

Rogers Communications Inc.	6	Third Quarter 2025

Summary of Consolidated Financial Results

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except margins and per share amounts)	2025	2024	% Chg		2025	2024	% Chg

Revenue
Wireless	2,661	2,620	2		7,745	7,614	2
Cable	1,981	1,970	1		5,884	5,893	—
Media	753	597	26		2,052	1,695	21
Corporate items and intercompany eliminations	(47)	(58)	(19)		(141)	(79)	78
Revenue	5,348	5,129	4		15,540	15,123	3
Total service revenue [1]	4,739	4,567	4		13,854	13,523	2

Adjusted EBITDA
Wireless	1,374	1,365	1		3,990	3,945	1
Cable	1,153	1,133	2		3,408	3,349	2
Media	75	136	(45)		20	33	(39)
Corporate items and intercompany eliminations	(87)	(89)	(2)		(287)	(243)	18
Adjusted EBITDA	2,515	2,545	(1)		7,131	7,084	1
Adjusted EBITDA margin [2]	47.0%	49.6%	(2.6	pts)	45.9%	46.8%	(0.9	pts)

Net income	5,808	526	n/m		6,236	1,176	n/m
Net income attributable to RCI shareholders	5,754	526	n/m		6,191	1,176	n/m
Earnings per share attributable to RCI shareholders:
Basic	$10.66	$0.99	n/m		$11.49	$2.21	n/m
Diluted	$10.62	$0.98	n/m		$11.46	$2.19	n/m

Adjusted net income	726	762	(5)		1,901	1,925	(1)
Adjusted net income attributable to RCI shareholders	740	762	(3)		1,903	1,925	(1)
Adjusted earnings per share attributable to RCI shareholders [2]:
Basic	$1.37	$1.43	(4)		$3.53	$3.61	(2)
Diluted	$1.37	$1.42	(4)		$3.52	$3.59	(2)

Capital expenditures	964	977	(1)		2,773	3,034	(9)
Cash provided by operating activities	1,515	1,893	(20)		4,407	4,545	(3)
Free cash flow	829	915	(9)		2,340	2,167	8
1    As defined. See "Key Performance Indicators".
2    Adjusted EBITDA margin is a supplementary financial measure. Adjusted basic and adjusted diluted earnings per share attributable to RCI shareholders are non-GAAP ratios (of which adjusted net income attributable to RCI shareholders is a component). These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Non-GAAP and Other Financial Measures" in our Q3 2025 MD&A for more information about each of these measures, available at www.sedarplus.ca.

Rogers Communications Inc.	7	Third Quarter 2025

Results of our Reportable Segments

WIRELESS

Wireless Financial Results

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except margins)	2025	2024	% Chg		2025	2024	% Chg

Revenue
Service revenue from external customers	2,029	2,038	—		6,004	6,003	—
Service revenue from internal customers	30	28	7		80	47	70
Service revenue	2,059	2,066	—		6,084	6,050	1
Equipment revenue from external customers	602	554	9		1,661	1,564	6
Revenue	2,661	2,620	2		7,745	7,614	2

Operating costs
Cost of equipment	569	545	4		1,605	1,576	2
Other operating costs	718	710	1		2,150	2,093	3
Operating costs	1,287	1,255	3		3,755	3,669	2

Adjusted EBITDA	1,374	1,365	1		3,990	3,945	1

Adjusted EBITDA margin [1]	66.7%	66.1%	0.6	pts	65.6%	65.2%	0.4	pts
Capital expenditures	367	350	5		1,139	1,150	(1)
1    Calculated using service revenue.

Wireless Subscriber Results 1

	Three months ended September 30				Nine months ended September 30
(In thousands, except churn and mobile phone ARPU)	2025	2024	Chg		2025	2024	Chg

Postpaid mobile phone
Gross additions	385	459	(74)		1,084	1,353	(269)
Net additions	62	101	(39)		108	311	(203)
Total postpaid mobile phone subscribers[2,3]	10,961	10,699	262		10,961	10,699	262
Churn (monthly)	0.99%	1.12%	(0.13	pts)	1.00%	1.10%	(0.10	pts)
Prepaid mobile phone
Gross additions	149	185	(36)		416	417	(1)
Net additions	49	93	(44)		98	106	(8)
Total prepaid mobile phone subscribers [2,3]	1,205	1,161	44		1,205	1,161	44
Churn (monthly)	2.86%	2.80%	0.06	pts	3.14%	3.29%	(0.15	pts)
Mobile phone ARPU (monthly) [4]	$56.70	$58.57	($1.87)		$56.40	$57.95	($1.55)
1    Subscriber counts and subscriber churn are key performance indicators. See "Key Performance Indicators".
2    As at end of period.
3 Effective April 1, 2025, and on a prospective basis, we adjusted our mobile phone subscriber bases to add 96,000 postpaid subscribers and 5,000 prepaid subscribers associated with the completion of the migration of customers from brands we had previously stopped selling. We believe this adjustment more meaningfully reflects the underlying organic subscriber performance of our mobile phone business.
Further, during the third quarter, 11,000 postpaid mobile phone and 4,000 prepaid mobile phone customers impacted by the ongoing decommissioning of our 3G network have been excluded from our customer base and churn metrics above.
4    Mobile phone ARPU is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" in our Q3 2025 MD&A for more information about this measure, available at www.sedarplus.ca.

Service revenue
Service revenue this quarter was in line with the prior year. The 1% increase in service revenue year to date was primarily a result of continued growth in our subscriber base.

The decreases in mobile phone ARPU this quarter and year to date were a result of ongoing competitive intensity in a slowing market.

The decreases in gross and net additions this quarter and year to date were a result of a less active market, slowing population growth as a result of changes to government immigration policies, and our focus on attracting subscribers to our premium 5G Rogers brand.

Rogers Communications Inc.	8	Third Quarter 2025

Equipment revenue
The 9% increase in equipment revenue this quarter and 6% increase year to date were primarily a result of:
•higher device upgrades by existing customers; and
•a continued shift in the product mix towards higher-value devices; partially offset by
•a decrease in new subscribers purchasing devices due to lower gross additions.

Operating costs
Cost of equipment
The 4% increase in the cost of equipment this quarter and 2% increase year to date were a result of the equipment revenue changes discussed above.

Other operating costs
The 1% increase in other operating costs this quarter and 3% increase year to date were a result of:
•higher service costs; and
•costs associated with the launch of our new satellite-to-mobile product offering.

Adjusted EBITDA
The 1% increases in adjusted EBITDA this quarter and year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	9	Third Quarter 2025

CABLE

Cable Financial Results

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except margins)	2025	2024	% Chg		2025	2024	% Chg

Revenue
Service revenue from external customers	1,957	1,930	1		5,808	5,800	—
Service revenue from internal customers	17	32	(47)		51	57	(11)
Service revenue	1,974	1,962	1		5,859	5,857	—
Equipment revenue from external customers	7	8	(13)		25	36	(31)
Revenue	1,981	1,970	1		5,884	5,893	—

Operating costs	828	837	(1)		2,476	2,544	(3)

Adjusted EBITDA	1,153	1,133	2		3,408	3,349	2

Adjusted EBITDA margin	58.2%	57.5%	0.7	pts	57.9%	56.8%	1.1	pts
Capital expenditures	477	511	(7)		1,327	1,500	(12)

Cable Subscriber Results 1

	Three months ended September 30				Nine months ended September 30
(In thousands, except ARPA and penetration)	2025	2024	Chg		2025	2024	Chg

Homes passed [2]	10,438	10,145	293		10,438	10,145	293
Customer relationships
Net additions	20	13	7		40	33	7
Total customer relationships [2,3]	4,845	4,669	176		4,845	4,669	176
ARPA (monthly) [4]	$136.05	$140.36	($4.31)		$136.47	$140.05	($3.58)

Penetration [2]	46.4%	46.0%	0.4	pts	46.4%	46.0%	0.4	pts

Retail Internet
Net additions	29	33	(4)		78	85	(7)
Total retail Internet subscribers [2,3]	4,475	4,247	228		4,475	4,247	228
Video
Net losses	(36)	(39)	3		(93)	(99)	6
Total Video subscribers [2]	2,524	2,652	(128)		2,524	2,652	(128)
Home Monitoring
Net additions	7	19	(12)		15	31	(16)
Total Home Monitoring subscribers [2]	148	120	28		148	120	28
Home Phone
Net losses	(31)	(29)	(2)		(86)	(95)	9
Total Home Phone subscribers [2]	1,421	1,534	(113)		1,421	1,534	(113)
1    Subscriber results are key performance indicators. See "Key Performance Indicators".
2    As at end of period.
3    Effective April 1, 2025, and on a prospective basis, we added 122,000 customer relationships and 124,000 retail Internet subscribers to reflect the completion of the migration of subscribers from legacy Fido Internet plans that we had previously removed when we stopped selling new plans for this service. Given this, we believe this adjustment more meaningfully reflects the underlying organic subscriber performance of our retail Internet business.
4    ARPA is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" in our Q3 2025 MD&A for more information about this measure, available at www.sedarplus.ca.

Service revenue
The 1% increase in service revenue this quarter was a result of:
•retail Internet subscriber growth; and
•base management activity; partially offset by
•declines in our Home Phone and Video subscriber bases.

Service revenue year to date was in line with the prior year.

Rogers Communications Inc.	10	Third Quarter 2025

Operating costs
The 1% decrease in operating costs this quarter and 3% decrease year to date were a result of:
•ongoing cost efficiency initiatives; partially offset by
•increased costs associated with marketing and advertising activities.

Adjusted EBITDA
The 2% increases in adjusted EBITDA this quarter and year to date were a result of the service revenue and expense changes discussed above.

Other Cable Developments
During the third quarter, we announced we had entered into a definitive agreement to sell our customer-facing data centre business to InfraRed Capital Partners. The transaction does not include our corporate data centres used for our own network and IT purposes. The sale is expected to close in the fourth quarter. The assets and liabilities related to the data centre business have been reclassified as "assets held for sale" and "liabilities associated with assets held for sale" on our interim condensed consolidated statement of financial position.

Rogers Communications Inc.	11	Third Quarter 2025

MEDIA

Media Financial Results

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except margins)	2025	2024	% Chg		2025	2024	% Chg

Revenue from external customers	678	530	28		1,820	1,493	22
Revenue from internal customers	75	67	12		232	202	15
Revenue	753	597	26		2,052	1,695	21

Operating costs	678	461	47		2,032	1,662	22

Adjusted EBITDA	75	136	(45)		20	33	(39)

Adjusted EBITDA margin	10.0%	22.8%	(12.8	pts)	1.0%	1.9%	(0.9	pts)
Capital expenditures	75	36	108		136	202	(33)

Revenue
The 26% increase in revenue this quarter and 21% increase year to date were a result of:
•revenue from MLSE following the MLSE Transaction;
•higher sports-related revenue due to higher Toronto Blue Jays revenue; and
•higher advertising and subscriber revenue related to the launch of the Warner Bros. Discovery suite of channels.

Operating costs
The 47% increase in operating costs this quarter and 22% increase year to date were a result of:
•costs incurred by MLSE following the MLSE Transaction;
•higher programming costs, including those related to the launch of the Warner Bros. Discovery suite of channels, and higher production costs; and
•higher Toronto Blue Jays expenses, including player payroll and game day-related costs.

Adjusted EBITDA
The decreases in adjusted EBITDA this quarter and year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	12	Third Quarter 2025

CAPITAL EXPENDITURES

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except capital intensity)	2025	2024	% Chg		2025	2024	% Chg

Wireless	367	350	5		1,139	1,150	(1)
Cable	477	511	(7)		1,327	1,500	(12)
Media	75	36	108		136	202	(33)
Corporate	45	80	(44)		171	182	(6)

Capital expenditures [1]	964	977	(1)		2,773	3,034	(9)

Capital intensity [2]	18.0%	19.0%	(1.0	pts)	17.8%	20.1%	(2.3	pts)
1    Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.
2    Capital intensity is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" in our Q3 2025 MD&A for more information about this measure, available at www.sedarplus.ca.

One of our objectives is to build the biggest and best networks in the country. We continue to expand the reach and capacity of our 5G network (the largest 5G network in Canada as at September 30, 2025) across the country. We also continue to invest in fibre deployments, including fibre-to-the-home (FTTH), in our cable network and we are expanding our network footprint to reach more homes and businesses, including in rural, remote, and Indigenous communities.

These investments will strengthen network resilience and stability and will help us bridge the digital divide by expanding our network further into rural and underserved areas through participation in various programs and projects.

Wireless
The increase in capital expenditures in Wireless this quarter was due to the timing of investments made to upgrade and expand our wireless network. The decrease in capital expenditures year to date was due to the recognition of capital efficiencies. We continue to make investments in our network development and 5G deployment to expand our wireless network. The ongoing deployment of 3500 MHz spectrum and the commencement of 3800 MHz spectrum deployment continue to augment the capacity and resilience of our earlier 5G deployments in the 600 MHz spectrum band.

Cable
The decreases in capital expenditures in Cable this quarter and year to date were a result of prioritizing our capital investments and striving to recognize capital efficiencies. Capital expenditures reflect continued investments in our infrastructure, including additional fibre deployments to increase our FTTH distribution. These investments incorporate the latest technologies to help deliver more bandwidth and an enhanced customer experience as we progress in our connected home roadmap, including service footprint expansion and upgrades to our DOCSIS 3.1 platform to evolve to DOCSIS 4.0, offering increased network resilience, stability, and faster download speeds over time.

Media
The increase in capital expenditures in Media this quarter was primarily a result of ongoing investments made to revitalize Scotiabank Arena. The decrease year to date was a result of lower Toronto Blue Jays stadium infrastructure-related expenditures associated with the Rogers Centre modernization project, and lower broadcast and digital infrastructures expenditures.

Capital intensity
Capital intensity decreased this quarter and year to date as a result of the revenue and capital expenditure changes discussed above.

Rogers Communications Inc.	13	Third Quarter 2025

Review of Consolidated Performance

This section discusses our consolidated net income and other income and expenses that do not form part of the segment discussions above.

	Three months ended September 30			Nine months ended September 30
(In millions of dollars)	2025	2024	% Chg	2025	2024	% Chg

Adjusted EBITDA	2,515	2,545	(1)	7,131	7,084	1
Deduct (add):
Depreciation and amortization	1,230	1,157	6	3,580	3,442	4
Restructuring, acquisition and other	51	91	(44)	416	323	29
Finance costs	252	568	(56)	1,459	1,724	(15)
Other (income) expense	(5,038)	2	n/m	(5,045)	5	n/m
Income tax expense	212	201	5	485	414	17

Net income	5,808	526	n/m	6,236	1,176	n/m

Depreciation and amortization

	Three months ended September 30			Nine months ended September 30
(In millions of dollars)	2025	2024	% Chg	2025	2024	% Chg

Depreciation of property, plant and equipment	971	923	5	2,835	2,731	4
Depreciation of right-of-use assets	117	97	21	328	304	8
Amortization	142	137	4	417	407	2

Total depreciation and amortization	1,230	1,157	6	3,580	3,442	4

Restructuring, acquisition and other

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2025	2024	2025	2024

Restructuring, acquisition and other excluding Shaw Transaction-related costs	35	54	338	232
Shaw Transaction-related costs	16	37	78	91

Total restructuring, acquisition and other	51	91	416	323

The restructuring, acquisition and other costs excluding Shaw Transaction-related costs in the third quarters of 2024 and 2025 include severance and other departure-related costs associated with the targeted restructuring of our employee base, costs related to closing the MLSE Transaction, and costs related to real estate rationalization programs. In 2025, the year to date costs also include expenses directly related to completing the network transaction and an unfavourable regulatory decision related to retransmission of distant signals (see "Regulatory Developments" in our Q3 2025 MD&A for more information).

The Shaw Transaction-related costs in 2024 and 2025 consisted of incremental costs supporting integration activities related to the Shaw Transaction.

Rogers Communications Inc.	14	Third Quarter 2025

Finance costs

	Three months ended September 30			Nine months ended September 30
(In millions of dollars)	2025	2024	% Chg	2025	2024	% Chg

Interest on borrowings, net [1]	481	505	(5)	1,480	1,525	(3)
Interest on lease liabilities	37	34	9	109	103	6
Interest on post-employment benefits	(1)	(1)	—	(4)	(3)	33
Gain on redemption of long-term debt [2]	(151)	—	—	(151)	—	n/m
Loss (gain) on foreign exchange	43	(32)	n/m	(43)	107	n/m
Change in fair value of derivative instruments	(62)	28	n/m	10	(94)	n/m
Change in fair value of subsidiary equity derivative instruments [3]	(134)	—	n/m	(41)	—	n/m
Capitalized interest	(7)	(8)	(13)	(24)	(30)	(20)
Deferred transaction costs and other	46	42	10	123	116	6

Total finance costs	252	568	(56)	1,459	1,724	(15)
1    Interest on borrowings, net includes interest on short-term borrowings and on long-term debt.
2    Reflects the net gain on the redemption of long-term debt purchased in the third quarter (see "Managing our Liquidity and Financial Resources" in our Q3 2025 MD&A for more information).
3    Reflects the change in fair value of derivatives entered into related to our subsidiary equity investment (see "Financial Risk Management" in our Q3 2025 MD&A for more information). This amount is removed from the calculation of adjusted net income and adjusted net income attributable to RCI shareholders (see below).

Other income
The other income this quarter and year to date primarily reflects a $5 billion non-cash gain to recognize our existing interest in MLSE at fair value, which was required as a result of the MLSE Transaction.

Income tax expense

	Three months ended September 30		Nine months ended September 30
(In millions of dollars, except tax rates)	2025	2024	2025	2024

Statutory income tax rate	26.2%	26.2%	26.2%	26.2%
Income before income tax expense	6,020	727	6,721	1,590
Computed income tax expense	1,577	190	1,761	417
Increase (decrease) in income tax expense resulting from:
Non-taxable gain on revaluation of MLSE investment	(1,314)	—	(1,314)	—
Non-deductible (taxable) stock-based compensation	7	4	6	(6)
Non-(taxable) deductible portion of equity (income) losses	(4)	—	(3)	1
Non-(taxable) deductible portion of capital (gains) losses	(31)	—	13	—
Unrealized capital losses for which no deferred tax asset is recognized	4	—	49	—
Recognition of previously unrecognized capital loss carryforwards	(10)	—	(10)	—
Other items	(17)	7	(17)	2

Total income tax expense	212	201	485	414

Effective income tax rate	3.5%	27.6%	7.2%	26.0%
Cash income taxes paid	234	156	548	388

Cash income taxes paid increased this quarter and year to date due to an increase in taxable income and the timing of installments.

Rogers Communications Inc.	15	Third Quarter 2025

Net income

	Three months ended September 30			Nine months ended September 30
(In millions of dollars, except per share amounts)	2025	2024	% Chg	2025	2024	% Chg

Net income	5,808	526	n/m	6,236	1,176	n/m
Net income attributable to RCI shareholders	5,754	526	n/m	6,191	1,176	n/m
Basic earnings per share attributable to RCI shareholders	$10.66	$0.99	n/m	$11.49	$2.21	n/m
Diluted earnings per share attributable to RCI shareholders	$10.62	$0.98	n/m	$11.46	$2.19	n/m

Adjusted net income
We calculate adjusted net income from adjusted EBITDA as follows:

	Three months ended September 30			Nine months ended September 30
(In millions of dollars, except per share amounts)	2025	2024	% Chg	2025	2024	% Chg

Adjusted EBITDA	2,515	2,545	(1)	7,131	7,084	1
Deduct:
Depreciation and amortization [1]	1,020	930	10	2,929	2,753	6
Finance costs [2]	537	568	(5)	1,651	1,724	(4)
Other (income) expense [3]	(22)	2	n/m	(29)	5	n/m
Income tax expense [4]	254	283	(10)	679	677	—

Adjusted net income	726	762	(5)	1,901	1,925	(1)
Adjusted net income attributable to RCI shareholders	740	762	(3)	1,903	1,925	(1)

Adjusted earnings per share attributable to RCI shareholders:
Basic	$1.37	$1.43	(4)	$3.53	$3.61	(2)
Diluted	$1.37	$1.42	(4)	$3.52	$3.59	(2)
1    Depreciation and amortization excludes depreciation and amortization on the fair value increment recognized on acquisition of Shaw Transaction-related property, plant and equipment and intangible assets. For purposes of calculating adjusted net income, we believe the magnitude of this depreciation and amortization, which was significantly affected by the size of the Shaw Transaction, may have no correlation to our current and ongoing operating results and affects comparability between certain periods. Depreciation and amortization excludes depreciation and amortization on Shaw Transaction-related property, plant and equipment and intangible assets for the three and nine months ended September 30, 2025 of $210 million and $651 million (2024 - $227 million and $689 million). Adjusted net income includes depreciation and amortization on the acquired Shaw property, plant and equipment and intangible assets based on Shaw's historical cost and depreciation policies.
2 Finance costs exclude the $151 million gain on repayment of long-term debt for the three and nine months ended September 30, 2025. Finance costs also exclude the $134 million and $41 million change in fair value of subsidiary equity derivative instruments for the three and nine months ended September 30, 2025. Effective the second quarter of 2025 and as a result of closing the network transaction, we believe removing this amount more accurately reflects our ongoing operational results as these derivative instruments economically hedge the foreign exchange impacts of the network transaction but they are not eligible to be accounted for as hedges in accordance with IFRS. See "Financial Risk Management - Subsidiary equity derivatives" in our Q3 2025 MD&A for more details on these derivative instruments.
3    Other income excludes a $5,016 million gain on revaluation of our existing investment in MLSE as a result of the MLSE Transaction.
4    Income tax expense excludes recoveries of $42 million and $194 million (2024 - recoveries of $82 million and $263 million) for the three and nine months ended September 30, 2025 related to the income tax impact for adjusted items.

Effective the second quarter of 2025, as a result of the closing of the network transaction, we introduced a new non-GAAP measure - adjusted net income attributable to RCI shareholders. In addition to the adjustments applied to net income to calculate adjusted net income, adjusted net income attributable to RCI shareholders further adjusts net income attributable to RCI shareholders by removing the impacts of foreign exchange revaluation within BNSI as the subsidiary equity derivatives we have entered into economically and effectively hedge our foreign exchange exposures arising from the investment.

Rogers Communications Inc.	16	Third Quarter 2025

Key Performance Indicators

We measure the success of our strategy using a number of key performance indicators that are defined and discussed in our 2024 Annual MD&A and this earnings release. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy and against the results of our peers and competitors. The following key performance indicators, some of which are supplementary financial measures (see "Non-GAAP and Other Financial Measures"), are not measurements in accordance with IFRS. They include:
•subscriber counts;
•Wireless;
•Cable; and
•homes passed (Cable);
•Wireless subscriber churn (churn);
•Wireless mobile phone average revenue per user
(ARPU);
•Cable average revenue per account (ARPA);
•Cable customer relationships;
•Cable market penetration (penetration);
•capital intensity; and
•total service revenue.

Non-GAAP and Other Financial Measures

Reconciliation of adjusted EBITDA

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2025	2024	2025	2024

Net income	5,808	526	6,236	1,176
Add:
Income tax expense	212	201	485	414
Finance costs	252	568	1,459	1,724
Depreciation and amortization	1,230	1,157	3,580	3,442
EBITDA	7,502	2,452	11,760	6,756
Add (deduct):
Other (income) expense	(5,038)	2	(5,045)	5
Restructuring, acquisition and other	51	91	416	323

Adjusted EBITDA	2,515	2,545	7,131	7,084

Reconciliation of adjusted net income

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2025	2024	2025	2024

Net income	5,808	526	6,236	1,176
Add (deduct):
Restructuring, acquisition and other	51	91	416	323
Change in fair value of subsidiary equity derivative instruments	(134)	—	(41)	—
Depreciation and amortization on fair value increment of Shaw Transaction-related assets	210	227	651	689
Gain on repayment of long-term debt	(151)	—	(151)	—
Gain on revaluation of MLSE investment	(5,016)	—	(5,016)	—
Income tax impact of above items	(42)	(82)	(194)	(263)

Adjusted net income	726	762	1,901	1,925

Rogers Communications Inc.	17	Third Quarter 2025

Reconciliation of pro forma trailing 12-month adjusted EBITDA

As at September 30
(In millions of dollars)	2025

Trailing 12-month adjusted EBITDA	9,664
Add (deduct):
MLSE adjusted EBITDA - October 2024 to June 2025	250

Pro forma trailing 12-month adjusted EBITDA	9,914

Reconciliation of adjusted net income attributable to RCI shareholders

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2025	2024	2025	2024

Net income attributable to RCI shareholders	5,754	526	6,191	1,176
Add (deduct):
Restructuring, acquisition and other	51	91	416	323
Change in fair value of subsidiary equity derivative instruments	(134)	—	(41)	—
Depreciation and amortization on fair value increment of Shaw Transaction-related assets	210	227	651	689
Gain on repayment of long-term debt	(151)	—	(151)	—
Gain on revaluation of MLSE investment	(5,016)	—	(5,016)	—
Revaluation of subsidiary US dollar-denominated balances [1]	68	—	47	—
Income tax impact of above items	(42)	(82)	(194)	(263)

Adjusted net income attributable to RCI shareholders	740	762	1,903	1,925
1    Reflects RCI's share of the impacts of foreign exchange revaluation on US dollar-denominated intercompany balances in BNSI, our non-wholly owned network subsidiary. These impacts are eliminated on consolidation.

Reconciliation of free cash flow

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2025	2024	2025	2024

Cash provided by operating activities	1,515	1,893	4,407	4,545
Add (deduct):
Capital expenditures	(964)	(977)	(2,773)	(3,034)
Interest on borrowings, net and capitalized interest	(474)	(497)	(1,456)	(1,495)
Interest paid, net	543	593	1,533	1,622
Restructuring, acquisition and other	51	91	416	323
Program rights amortization	(15)	(13)	(65)	(52)
Change in net operating assets and liabilities	133	(200)	244	209
Distributions paid by subsidiaries to non-controlling interests	14	—	14	—
Other adjustments [1]	26	25	20	49

Free cash flow	829	915	2,340	2,167
1    Consists of post-employment benefit contributions, net of expense, cash flows relating to other operating activities, and other investment income from our financial statements.

Rogers Communications Inc.	18	Third Quarter 2025

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Income
(In millions of Canadian dollars, except per share amounts, unaudited)

	Three months ended September 30		Nine months ended September 30
	2025	2024	2025	2024

Revenue	5,348	5,129	15,540	15,123

Operating expenses:
Operating costs	2,833	2,584	8,409	8,039
Depreciation and amortization	1,230	1,157	3,580	3,442
Restructuring, acquisition and other	51	91	416	323
Finance costs	252	568	1,459	1,724
Other (income) expense	(5,038)	2	(5,045)	5

Income before income tax expense	6,020	727	6,721	1,590
Income tax expense	212	201	485	414

Net income for the period	5,808	526	6,236	1,176

Net income for the period attributable to:
RCI shareholders	5,754	526	6,191	1,176
Non-controlling interest	54	—	45	—

Earnings per share attributable to RCI shareholders:
Basic	$10.66	$0.99	$11.49	$2.21
Diluted	$10.62	$0.98	$11.46	$2.19

Rogers Communications Inc.	19	Third Quarter 2025

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Financial Position
(In millions of Canadian dollars, unaudited)

	As at September 30	As at December 31
	2025	2024

Assets
Current assets:
Cash and cash equivalents	1,512	898
Accounts receivable	5,590	5,478
Inventories	481	641
Current portion of contract assets	157	171
Other current assets	1,298	849
Current portion of derivative instruments	166	336
Assets held for sale	166	—
Total current assets	9,370	8,373

Property, plant and equipment	26,218	25,072
Intangible assets	28,868	17,858
Investments	1,169	615
Derivative instruments	825	997
Financing receivables	1,055	1,189
Other long-term assets	1,864	1,027
Goodwill	20,246	16,280

Total assets	89,615	71,411

Liabilities and equity
Current liabilities:
Short-term borrowings	3,613	2,959
Accounts payable and accrued liabilities	4,368	4,059
Income tax payable	—	26
Other current liabilities	3,777	482
Contract liabilities	1,105	800
Current portion of long-term debt	1,599	3,696
Current portion of lease liabilities	612	587
Liabilities associated with assets held for sale	49	—
Total current liabilities	15,123	12,609

Provisions	58	61
Long-term debt	36,723	38,200
Lease liabilities	2,415	2,191
Other long-term liabilities	2,243	1,666
Deferred tax liabilities	9,423	6,281
Total liabilities	65,985	61,008

Equity
Equity attributable to RCI shareholders	16,943	10,403
Non-controlling interest	6,687	—

Equity	23,630	10,403

Total liabilities and equity	89,615	71,411

Rogers Communications Inc.	20	Third Quarter 2025

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Cash Flows
(In millions of Canadian dollars, unaudited)

	Three months ended September 30		Nine months ended September 30
	2025	2024	2025	2024
Operating activities:
Net income for the period	5,808	526	6,236	1,176
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	1,230	1,157	3,580	3,442
Program rights amortization	15	13	65	52
Finance costs	252	568	1,459	1,724
Income tax expense	212	201	485	414
Post-employment benefits contributions, net of expense	19	19	55	54
(Income) losses from associates and joint ventures	(20)	2	(22)	1
Gain on revaluation of MLSE investment	(5,016)	—	(5,016)	—
Other	(75)	(44)	(110)	(99)
Cash provided by operating activities before changes in net operating assets and liabilities, income taxes paid, and interest paid	2,425	2,442	6,732	6,764
Change in net operating assets and liabilities	(133)	200	(244)	(209)
Income taxes paid	(234)	(156)	(548)	(388)
Interest paid	(543)	(593)	(1,533)	(1,622)

Cash provided by operating activities	1,515	1,893	4,407	4,545

Investing activities:
Capital expenditures	(964)	(977)	(2,773)	(3,034)
Additions to program rights	(21)	(33)	(69)	(56)
Changes in non-cash working capital related to capital expenditures and intangible assets	(51)	(70)	(107)	(31)
Acquisitions and other strategic transactions, net of cash acquired	(4,499)	—	(4,499)	(475)
Other	(3)	(1)	5	11

Cash used in investing activities	(5,538)	(1,081)	(7,443)	(3,585)

Financing activities:
Net proceeds received from (repayment of) short-term borrowings	1,972	(142)	636	1,119
Net (repayment) issuance of long-term debt	(2,928)	18	(2,504)	(1,108)
Net (payments) proceeds on settlement of debt derivatives and subsidiary equity derivatives	(37)	(25)	40	(3)
Transaction costs incurred	(4)	—	(103)	(46)
Principal payments of lease liabilities	(147)	(127)	(414)	(358)
Dividends paid to RCI shareholders	(270)	(186)	(643)	(558)
Distributions paid by subsidiaries to non-controlling interests	(14)	—	(14)	—
Issuance of subsidiary shares to non-controlling interest	—	—	6,656	—
Other	—	1	(4)	(4)

Cash (used in) provided by financing activities	(1,428)	(461)	3,650	(958)

Change in cash and cash equivalents	(5,451)	351	614	2
Cash and cash equivalents, beginning of period	6,963	451	898	800

Cash and cash equivalents, end of period	1,512	802	1,512	802

Rogers Communications Inc.	21	Third Quarter 2025

About Forward-Looking Information

This earnings release includes "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking information"), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this earnings release. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information
•typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, target, and similar expressions;
•includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and
•was approved by our management on the date of this earnings release.

Our forward-looking information includes forecasts and projections related to the following items, among others:
•revenue, both on a consolidated basis and for Media (pro forma including MLSE revenue);
•total service revenue;
•adjusted EBITDA, both on a consolidated basis and for Media (pro forma including MLSE adjusted EBITDA);
•capital expenditures;
•cash income tax payments;
•free cash flow;
•dividend payments;
•the growth of new products and services;
•expected growth in subscribers and the services to which they subscribe;
•the cost of acquiring and retaining subscribers and deployment of new services;
•continued cost reductions and efficiency improvements;
•the use of proceeds from the network transaction;
•our debt leverage ratio and how we intend to manage, that ratio;
•the value of our sports and other media assets;
•our intent to acquire the MLSE non-controlling interest, including the timing of any such acquisition;
•unlocking additional value from our sports and other media assets, including which transaction option(s) may be implemented for that purpose and the related timing; and
•all other statements that are not historical facts.

Our conclusions, forecasts, and projections are based on a number of estimates, expectations, assumptions, and other factors, including, among others:
•general economic and industry conditions, including the effects of inflation;
•currency exchange rates and interest rates;
•product pricing levels and competitive intensity;
•subscriber growth;
•pricing, usage, and churn rates;
•changes in government regulation;
•technology and network deployment;
•availability of devices;
•timing of new product launches;
•content and equipment costs;
•the integration of acquisitions;
•industry structure and stability; and
•the assumptions listed under the heading "Key assumptions underlying our full-year 2025 guidance" below.

Specific forward-looking information included or incorporated in this document includes, but is not limited to, our information and statements under "Financial Guidance" relating to our 2025 consolidated guidance on total service revenue, adjusted EBITDA, capital expenditures, and free cash flow, which were originally provided on January 30, 2025.

Key assumptions underlying our full-year 2025 guidance
Our 2025 guidance ranges presented in "Financial Guidance" are based on many assumptions including, but not limited to, the following material assumptions for the full-year 2025:
•continued competitive intensity in all segments in which we operate consistent with levels experienced in 2024;
•no significant additional legal or regulatory developments, other shifts in economic conditions, or macro changes in the competitive environment affecting our business activities;
•overall wireless market penetration in Canada continues to grow in 2025;
•continued subscriber growth in retail Internet;
•declining Television and Satellite subscribers, including the impact of customers migrating to Rogers Xfinity TV from our legacy Television product, as subscription streaming services and other over-the-top providers continue to grow in popularity;
•in Media, continued growth in sports (including at MLSE) and similar trends in 2025 as in 2024 in other traditional media businesses;
•no significant sports-related work stoppages or cancellations will occur;
•with respect to capital expenditures:

Rogers Communications Inc.	22	Third Quarter 2025

•similar levels of capital investment associated with (i) expanding our 5G wireless network and (ii) upgrading our hybrid fibre-coaxial network to lower the number of homes passed per node, utilize the latest technologies, and deliver an even more reliable customer experience; and
•we continue to make expenditures related to our Home roadmap in 2025 and we make progress on our service footprint expansion projects;
•a substantial portion of our 2025 US dollar-denominated expenditures is hedged at an average exchange rate of $1.34/US$;
•key interest rates remain relatively stable throughout 2025; and
•we retain our investment-grade credit ratings.

Except as otherwise indicated, this earnings release and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

Risks and uncertainties
Actual events and results may differ materially from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control or our current expectations or knowledge, including, but not limited to:
•regulatory changes;
•technological changes;
•economic, geopolitical, and other conditions affecting commercial activity, including the potential application of tariffs, trade wars, recessions, or reduced immigration levels;
•unanticipated changes in content or equipment costs;
•changing conditions in the entertainment, information, and communications industries;
•sports-related work stoppages or cancellations and labour disputes;
•the integration of acquisitions;
•litigation and tax matters;
•the level of competitive intensity;
•the emergence of new opportunities;
•external threats, such as epidemics, pandemics, and other public health crises, natural disasters, the effects of climate change, or cyberattacks, among others;
•we may not proceed with, or complete, any acquisition of the MLSE non-controlling interest or other transaction for the purpose of unlocking additional value from our sports and other media assets, in each case within the anticipated timing or at all, due to alternative opportunities or requirements, general economic and market conditions, or other internal or external considerations;
•we may not be successful in unlocking additional value from our sports and other media assets;
•anticipated asset sales may not be achieved within the expected timeframes or at all for proceeds in the amount or type expected;
•new interpretations or accounting standards, or changes to existing interpretations and accounting standards, from accounting standards bodies;
•changes to the methodology, criteria, or conclusions used by rating agencies in assessing or assigning equity treatment or equity credit on our subordinated notes or for the network transaction;
•we may use proceeds from the network transaction for different purposes due to alternative opportunities or requirements, general economic and market conditions, or other internal or external considerations; and
•the other risks outlined in "Risks and Uncertainties Affecting our Business" in our 2024 Annual MD&A.

These risks, uncertainties, and other factors can also affect our objectives, strategies, plans, and intentions. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, plans, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary materially from what we currently foresee.

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this earnings release is qualified by the cautionary statements herein.

Before making an investment decision
Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, its operations, and its financial performance and condition, fully review the sections in our 2024 Annual MD&A entitled "Regulation in our Industry" and "Risk Management", as well as our various other filings with Canadian and US securities regulators, which can be found at sedarplus.ca and sec.gov, respectively. Information on or connected to sedarplus.ca, sec.gov, our website, or any other website referenced in this document is not part of or incorporated into this earnings release.

Rogers Communications Inc.	23	Third Quarter 2025

About Rogers

Rogers is Canada's leading communications and entertainment company and its shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

Investment Community Contact

Paul Carpino
647.435.6470
paul.carpino@rci.rogers.com

Media Contact

Sarah Schmidt
647.643.6397
sarah.schmidt@rci.rogers.com

Quarterly Investment Community Teleconference

Our third quarter 2025 results teleconference with the investment community will be held on:
•October 23, 2025
•8:00 a.m. Eastern Time
•webcast available at investors.rogers.com
•media are welcome to participate on a listen-only basis

A rebroadcast will be available at investors.rogers.com for at least two weeks following the teleconference. Additionally, investors should note that from time to time, Rogers management presents at brokerage-sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made available on our website at investors.rogers.com.

For More Information

You can find more information relating to us on our website (investors.rogers.com), on SEDAR+ (sedarplus.ca), and on EDGAR (sec.gov), or you can e-mail us at investor.relations@rci.rogers.com. Information on or connected to these and any other websites referenced in this earnings release is not part of, or incorporated into, this earnings release.

You can also go to investors.rogers.com for information about our governance practices, environmental, social, and governance (ESG) reporting, a glossary of communications and media industry terms, and additional information about our business.

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Rogers Communications Inc.	24	Third Quarter 2025